 UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULES 13d-1(b), (c), AND (d) AND AMENDMENTS THERETO FILED

PURSUANT TO RULE 13d-2(b)

(Amendment No. )1

XWELL, Inc.
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

98420U802
(CUSIP Number)

August 6, 2024
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☒	Rule 13d-1(c)

☐	Rule 13d-1(d)

1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 98420U802

1	NAME OF REPORTING PERSON

XWEL INV I, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF	5	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	6	SHARED VOTING POWER
EACH
REPORTING		515,090
PERSON WITH	7	SOLE DISPOSITIVE POWER

- 0 -
	8	SHARED DISPOSITIVE POWER

515,090
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

515,090
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

9.8%
12	TYPE OF REPORTING PERSON

OO

2

CUSIP No. 98420U802

1	NAME OF REPORTING PERSON

Blackwells Capital LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF	5	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	6	SHARED VOTING POWER
EACH
REPORTING		515,090
PERSON WITH	7	SOLE DISPOSITIVE POWER

- 0 -
	8	SHARED DISPOSITIVE POWER

515,090
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

515,090
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

9.8%
12	TYPE OF REPORTING PERSON

OO

3

CUSIP No. 98420U802

1	NAME OF REPORTING PERSON

Jason Aintabi
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America
NUMBER OF	5	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	6	SHARED VOTING POWER
EACH
REPORTING		515,090
PERSON WITH	7	SOLE DISPOSITIVE POWER

- 0 -
	8	SHARED DISPOSITIVE POWER

515,090
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

515,090
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

9.8%
12	TYPE OF REPORTING PERSON

IN

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CUSIP No. 98420U802

Item 1(a).	Name of Issuer:

XWELL, Inc., a Delaware corporation (the “Issuer”).

Item 1(b).	Address of Issuer’s Principal Executive Offices:

254 West 31st Street, 11th Floor

New York, New York 10001

Item 2(a).	Name of Person Filing:

This statement is filed by XWEL INV I, LLC, a Delaware limited liability company (“XWEL Inv I”), Blackwells Capital LLC, a Delaware limited liability company (“Blackwells Capital”), and Jason Aintabi. Each of the foregoing is referred to as a “Reporting Person” and collectively as the “Reporting Persons.”

Blackwells Capital is the sole member of XWEL Inv I. Mr. Aintabi serves as the Manager of XWEL Inv I and the Chief Investment Officer of Blackwells Capital. By virtue of these relationships, Blackwells Capital and Mr. Aintabi may be deemed to beneficially own the Shares (as defined below) owned directly by XWEL Inv I.

Item 2(b).	Address of Principal Business Office or, if none, Residence:

The principal business address of each of the Reporting Persons is 400 Park Avenue, 4th Floor, New York, New York 10022.

Item 2(c).	Citizenship:

XWEL Inv I and Blackwells Capital are organized under the laws of the State of Delaware. Mr. Aintabi is a citizen of the United States of America.

Item 2(d).	Title of Class of Securities:

Common stock, par value $0.01 per share (the “Shares”).

Item 2(e).	CUSIP Number:

98420U802

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CUSIP No. 98420U802

Item 3.	If this statement is filed pursuant to Section 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
	/X/	Not Applicable
(a)	/ /	Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o).
(b)	/ /	Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c).
(c)	/ /	Insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c).
(d)	/ /	Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).
(e)	/ /	Investment adviser in accordance with Section 240.13d-1(b)(1)(ii)(E).
(f)	/ /	Employee benefit plan or endowment fund in accordance with Section 240.13d-1(b)(1)(ii)(F).
(g)	/ /	Parent holding company or control person in accordance with Section 240.13d-1(b)(1)(ii)(G).
(h)	/ /	Savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).
(i)	/ /	Church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act (15 U.S.C. 80a-3).
(j)	/ /	Non-U.S. institution in accordance with Section 240.13d-1(b)(1)(ii)(J).
(k)	/ /	Group, in accordance with Section 240.13d-1(b)(1)(ii)(J).

Item 4.	Ownership.

(a)	Amount beneficially owned:

As of the date hereof, XWEL Inv I beneficially owns 515,090 Shares.

By virtue of their relationships described in Item 2(a) above, each of Blackwells Capital and Mr. Aintabi may be deemed to beneficially own the Shares owned by XWEL Inv I.

The filing of this Schedule 13G shall not be deemed an admission that the Reporting Persons are, for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, the beneficial owners of any securities of the Issuer that he or it does not directly own. Each of the Reporting Persons specifically disclaims beneficial ownership of the securities reported herein that he or it does not directly own.

(b)	Percent of class:

The following percentages are based on 5,256,024 Shares outstanding as of August 8, 2024, which is the total number of Shares outstanding immediately after the Issuer’s most recent offering (the “Offering”) as disclosed in the Issuer’s Prospectus Supplement on Form 424B5 filed with the Securities and Exchange Commission on August 7, 2024. The Issuer issued a press release on August 8, 2024 announcing the closing of the Offering.

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CUSIP No. 98420U802

As of the date hereof, XWEL Inv I beneficially owns approximately 9.8% of the outstanding Shares and each of Blackwells Capital and Mr. Aintabi, by virtue of their relationships described in Item 2(a) above, may be deemed to beneficially own approximately 9.8% of the outstanding Shares.

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote

See Cover Pages Items 5-9.

(ii)	Shared power to vote or to direct the vote

See Cover Pages Items 5-9.

(iii)	Sole power to dispose or to direct the disposition of

See Cover Pages Items 5-9.

(iv)	Shared power to dispose or to direct the disposition of

See Cover Pages Items 5-9.

Item 5.	Ownership of Five Percent or Less of a Class.

Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

See Exhibit 99.1.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certifications.

By signing below each of the undersigned certifies that, to the best of its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

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CUSIP No. 98420U802

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: August 9, 2024

XWEL INV I, LLC

By:	/s/ Jason Aintabi
	Name:	Jason Aintabi
	Title:	Manager

Blackwells Capital LLC

By:	/s/ Jason Aintabi
	Name:	Jason Aintabi
	Title:	Chief Investment Officer

/s/ Jason Aintabi
Jason Aintabi

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